UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

AMENDMENT NO. 1

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Synageva BioPharma Corp.
(Names of Subject Company)

PULSAR MERGER SUB INC.
(Offeror)

ALEXION PHARMACEUTICALS, INC.
(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

87159A103
(CUSIP Number of Class of Securities)

David Hallal

Chief Executive Officer

Alexion Pharmaceuticals, Inc.

352 Knotter Drive

Cheshire, Connecticut 06410

(203) 272-2596

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

John Moriarty Executive Vice President, General Counsel Alexion Pharmaceuticals, Inc. 352 Knotter Drive Cheshire, Connecticut 06410 (203) 272-2596	Daniel A. Neff Mark Gordon Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$8,869,338,229.18	$1,030,617.10***

*	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on (a) the product of (i) $212.83, the average of the high and low sales prices per share of Synageva common stock on May 20, 2015, as reported by Nasdaq, and (ii) 41,673,346, the estimated number of shares of Synageva common stock to be exchanged in the transactions for the transaction consideration.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.00011620 multiplied by the estimated transaction valuation.
***	Previously paid.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $473,736.18	Filing Party: Alexion Pharmaceuticals, Inc.
Form or Registration No.: Form S-4	Date Filed: May 22, 2015

Amount Previously Paid: $556,880.92	Filing Party: Alexion Pharmaceuticals, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: May 22, 2015
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:	☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the Securities and Exchange Commission on May 22, 2015 (as amended from time to time, the “Schedule TO”) by Alexion Pharmaceuticals, Inc. (“Alexion”), a Delaware corporation, and Pulsar Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Alexion (the “Offeror”), relating to the offer by the Offeror to exchange for each outstanding share of common stock, $0.001 par value per share, of Synageva BioPharma Corp. (“Synageva”), a Delaware corporation, (a) $115.00 in cash, without interest and less any applicable withholding taxes, and (b) 0.6581 shares of Alexion common stock, par value $0.0001 per share, plus cash in lieu of any fractional shares of Alexion common stock, without interest and less any applicable withholding taxes (together, the “transaction consideration”) (collectively, subject to the terms and conditions set forth in the Prospectus/Offer to Exchange and the related Letter of Transmittal, and together with any amendments or supplements thereto, the “Offer”).

Alexion has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 on May 22, 2015, relating to the offer and sale of shares of Alexion common stock to be issued to holders of shares of Synageva common stock validly tendered into the Offer and not properly withdrawn (the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement and filed as Exhibit (a)(4) hereto (the “Prospectus/Offer to Exchange”), and the related letter of transmittal, which is filed as Exhibit (a)(1)(A) hereto (the “Letter of Transmittal”). Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus/Offer to Exchange and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by Alexion or the Offeror, is hereby expressly incorporated into the Schedule TO by reference in response to items 1 through 11 of the Schedule TO and is supplemented by the information specifically provided for in the Schedule TO.

All information regarding the Offer as set forth in the Schedule TO, including all exhibits and annexes thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided for herein and to the extent amended and supplemented by the exhibits filed herewith. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Schedule TO.

Items 1 through 11.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented by adding the following information:

On May 29, 2015, the FTC granted early termination of the waiting period applicable to the offer and the mergers under the HSR Act. With such early termination, the condition to the offer relating to the expiration or termination of the HSR Act waiting period has been satisfied.

Item 12.           Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(G)	Joint Press Release issued by Alexion Pharmaceuticals, Inc. and Synageva BioPharma Corp., dated May 29, 2015 (filed herewith).

SIGNATURES

After due inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2015

PULSAR MERGER SUB INC.

By:	/s/ Scott D. Phillips
Name:	Scott D. Phillips
Title:	President

ALEXION PHARMACEUTICALS INC.

By:	/s/ David Hallal
Name:	David Hallal
Title:	Chief Executive Officer